As filed with the Securities and Exchange Commission on January 3, 2003
Commission File No. 5-55325

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMERICAN DENTAL PARTNERS, INC.
(Name of Subject Company (Issuer))

AMERICAN DENTAL PARTNERS, INC.
(Name of Filing Person (Offeror))

Options Under American Dental Partners, Inc.
Amended and Restated 1996 Stock Option Plan,
1996 Time Accelerated Restricted Stock Option Plan, and
Amended and Restated 1996 Directors Stock Option Plan
To Purchase Shares of Common Stock, $.01 Par Value,
Having an Exercise Price of $13.00 or More
(Title of Class of Securities)

025 353 103
(CUSIP Number of Class of Securities)
(Underlying Shares of Common Stock)

Breht T. Feigh
Vice President, Treasurer, and Chief Financial Officer
American Dental Partners, Inc.
201 Edgewater Drive, Suite 285
Wakefield, Massachusetts 01880
(781) 224-0880
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Gary A. Wadman, Esq.
Baker & Hostetler LLP
65 East State Street, Suite 2100
Columbus, Ohio 43215
(614) 228-1541

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$371.55
Form or Registration No.:	5-55325
Filing party:	American Dental Partners, Inc.
Date filed:	December 2, 2002

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer. ☒

Introduction

This Amendment No. 2 and Final Amendment (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 2, 2002, as amended and supplemented by Amendment No. 1 filed with the Securities and Exchange Commission on December 18, 2002 (collectively, as so amended and supplemented, the “Schedule TO”), relating to the offer by American Dental Partners, Inc., a Delaware corporation (the “Company”), to exchange all options to purchase its shares of common stock, $.01 par value (the “Shares”), granted under the American Dental Partners, Inc. Amended and Restated 1996 Stock Option Plan (the “Employee Plan”), the American Dental Partners, Inc. 1996 Time Accelerated Restricted Stock Option Plan (the “TARSOP”), and the American Dental Partners, Inc. Amended and Restated 1996 Directors Stock Option Plan (the “Director Plan”) that have an exercise price of $13.00 per Share or more and are held by employees of the Company or one of its subsidiaries or non-employee directors of the Company (the “Options”), for new options (the “New Options”) to purchase Shares to be granted under the Employee Plan, TARSOP, or Director Plan, as applicable, upon the terms and subject to the conditions described in the Offer to Exchange dated December 2, 2002, as amended and supplemented by Supplement No. 1 dated December 18, 2002 (collectively, as so amended and supplemented, the “Offer to Exchange”), and the related form of Letter of Transmittal (these materials together constitute the “Offer”). The purpose of this Amendment is to report the results of the Offer.

Except as provided in this Amendment, this Amendment does not alter the terms and conditions previously set forth in the Offer to Exchange and Letter of Transmittal. Capitalized terms used and not otherwise defined in this Amendment have the respective meanings given to them in the Schedule TO.

Item 4.    Terms of the Transaction.

Item 4 of Schedule TO is hereby amended and supplemented as follows:

The Offer expired at 12:00 midnight, eastern standard time, on December 31, 2002, and the Company has accepted for exchange pursuant to the Offer all Options tendered in accordance with the terms and conditions of the Offer. The Company has accepted for exchange Options to purchase 276,034 Shares. Subject to the terms and conditions of the Offer, the Company will grant New Options to purchase an aggregate of up to 248,427 Shares in exchange for such tendered Options. The Company will promptly send to each Option holder who has tendered Options for exchange in accordance with the terms and conditions of the Offer a letter in substantially the form attached to the Schedule TO as Exhibit (a)(4) indicating the number of Shares subject to such holder’s Options that have been accepted for exchange, the corresponding number of Shares that will be subject to New Options to be granted to such holder, and the expected grant date of the New Options, all subject to the terms and conditions of the Offer.

Item 12.    Exhibits.

Asterisk (*) indicates exhibit previously filed with Schedule TO.

(a)(1) Offer to Exchange dated December 2, 2002.*

(a)(2) Form of Letter of Transmittal.*

(a)(3) Form of Memo to Eligible Option Holders.*

(a)(4) Form of Memo to Tendering Option Holders.*

(a)(5) American Dental Partners, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on March 27, 2002 and incorporated herein by reference.

(a)(6) American Dental Partners, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 13, 2002 and incorporated herein by reference.

(a)(7) American Dental Partners, Inc. Quarterly Report on Form 10-Q for its fiscal year ended June 30, 2002, filed with the Securities and Exchange Committee on August 13, 2002 and incorporated herein by reference.

(a)(8) American Dental Partners, Inc. Quarterly Report on Form 10-Q for its fiscal year ended September 30, 2002, filed with the Securities and Exchange Commission on November 13, 2002 and incorporated herein by reference.

(a)(9) Supplement No. 1 to Offer to Exchange.*

(a)(10) Revised form of Letter of Transmittal.*

(b) Not applicable.

(d)(1) American Dental Partners, Inc. Amended and Restated 1996 Stock Option Plan. Filed as Exhibit 10(e) to the Company’s Registration Statement on Form S-1, File No. 333-39981 and incorporated herein by reference.

(d)(2) Amendment No. 1 to American Dental Partners, Inc. Amended and Restated 1996 Stock Option Plan. Filed as Exhibit 10(dd) to Amendment No. 4 to the Company’s Registration Statement on Form S-1, File No. 333-39981 and incorporated herein by reference.

(d)(3) Amendment No. 2 and No. 3 to American Dental Partners, Inc. Amended and Restated 1996 Stock Option Plan. Filed as Exhibit 10(e) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and incorporated herein by reference.

(d)(4) Amendment No. 4 to American Dental Partners, Inc. Amended and Restated 1996 Stock Option Plan. Filed as Exhibit 10(b) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and incorporated herein by reference.

(d)(5) Amendment No. 5 to American Dental Partners, Inc. Amended and Restated 1996 Stock Option Plan. Filed as Exhibit 4(e) to the Company’s Registration Statement on Form S-8, File No. 333-98545 and incorporated herein by reference.

(d)(6) Amendment No. 6 to American Dental Partners, Inc. Amended and Restated 1996 Stock Option Plan. Filed as Exhibit 4(f) to the Company’s Registration Statement on Form S-8, File No. 333-98545 and incorporated herein by reference.

(d)(7) Form of Option Agreement entered into by the Company and grantees pursuant to the American Dental Partners, Inc. Amended and Restated 1996 Stock Option Plan.*

(d)(8) American Dental Partners, Inc. 1996 Time Accelerated Restricted Stock Option Plan, as amended by Amendment No. 1. Filed as Exhibit 10(f) to the Company’s Registration Statement on Form S-1, File No. 333-39981 and incorporated herein by reference.

(d)(9) Form of Option Agreement entered into by the Company and grantees pursuant to the American Dental Partners, Inc. 1996 Time Accelerated Restricted Stock Option Plan.*

(d)(10) American Dental Partners, Inc. Amended and Restated 1996 Directors Stock Option Plan as amended by Amendment No. 1. Filed as Exhibit 10(h) to the Company’s Registration Statement on Form S-1, File No. 333-39881 and incorporated herein by reference.

(d)(11) Amendment No. 2 and No. 3 to American Dental Partners, Inc. Amended and Restated 1996 Directors Stock Option Plan. Filed as Exhibit 10(h) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and incorporated herein by reference.

(d)(12) Amendment No. 4 to American Dental Partners, Inc. Amended and Restated 1996 Directors Stock Option Plan. Filed as Exhibit 10(e) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and incorporated herein by reference.

(d)(13) Amendment No. 5 to American Dental Partners, Inc. Amended and Restated 1996 Directors Stock Option Plan. Filed as Exhibit 4(j) to the Company’s Registration Statement on Form S-8, File No. 333-98545 and incorporated herein by reference.

(d)(14) Form of Option Agreement entered into by the Company and grantees pursuant to the American Dental Partners, Inc. Amended and Restated 1996 Directors Stock Option Plan.*

(g) Not applicable.

(h) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 and Final Amendment to Schedule TO is true, complete, and correct.

AMERICAN DENTAL PARTNERS, INC.

By     /s/ Gregory A. Serrao
      Gregory A. Serrao, Chairman,
      President, and Chief Executive Officer
Date: January 3, 2003